SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Exhibit 1	Amendment No. 5 to Investor Registration Rights Agreement dated August 31, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement (the “Cornell Securities Purchase Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP, (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on December 20, 2005, File No. 000-21978) and the Investor Registration Rights Agreement (the “Investor Registration Rights Agreement”) dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 to Futuremedia PLC’s Form 6-K, filed on December 20, 2005, File No. 000-21978) as amended by Amendment No. 1 to the Investor Registration Rights Agreement dated April 19, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 to Futuremedia PLC’s Form 6-K, filed on April 25, 2006, File No. 000-21978), Amendment No. 2 to the Investor Registration Rights Agreement dated June 15, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 2 on Form 6-K filed on June 16, 2006, File No. 000-21978), Amendment No. 3 to the Investor Registration Rights Agreement dated July 14, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 4.8 to Futuremedia PLC’s Amendment No. 5 to Form F-3, filed on July 17, 2006, File No. 333-131314); and Amendment No. 4 to the Investor Registration Rights Agreement dated July 31, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 10 on Form 6-K filed on August 7, 2006, File No. 000-21978).

This Form 6-K is hereby filed and incorporated by reference into Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By:	/s/ Leonard M. Fertig
Leonard M. Fertig Chief Executive Officer

Date: September 1, 2006